Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

TSR, INC.

at

$13.40 per share, net in cash, without interest and less any applicable tax withholding by

VIENNA ACQUISITION CORPORATION

a wholly owned subsidiary of

VIENNA PARENT CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JUNE 27, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Vienna Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TSR, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.40 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated May 15, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company or any wholly owned subsidiary of the Company (each, a “Company Subsidiary”) immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such shares under the DGCL (the “Dissenting Shares”) (see Section 17 — “Appraisal Rights”)), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: the Minimum Tender Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer and the Merger.

The Board of Directors of the Company (the “Company Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (collectively, the “Transactions”), including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders, (ii) declared it advisable for the Company to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iv) agreed that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (v) agreed to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document, the Letter of Transmittal and other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE RELATED LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York NY 10104

Shareholders, Banks and Brokers

Call Toll Free: (866) 920-5353

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must do the following:

●	If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”). These materials must be delivered to the Depositary prior to the Expiration Time (as defined below).

●	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) prior to the Expiration Time.

Questions or requests for assistance may be directed to Georgeson LLC, the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
INTRODUCTION		8
THE TENDER OFFER		9
1.	Terms of the Offer	9
2.	Acceptance for Payment and Payment for Shares	11
3.	Procedures for Accepting the Offer and Tendering Shares	11
4.	Withdrawal Rights	13
5.	Material U.S. Federal Income Tax Consequences	14
6.	Price Range of Shares; Dividends on the Shares	16
7.	Certain Information Concerning the Company	16
8.	Certain Information Concerning Parent and Purchaser	17
9.	Source and Amount of Funds	18
10.	Background of the Offer	20
11.	The Merger Agreement; Other Agreements	24
12.	Purpose of the Offer; Plans for the Company	40
13.	Certain Effects of the Offer	40
14.	Dividends and Distributions	41
15.	Conditions of the Offer	41
16.	Certain Legal Matters; Regulatory Approvals	42
17.	Appraisal Rights	43
18.	Fees and Expenses	45
19.	Miscellaneous	45
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND pARENT		46

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer. You are urged to read carefully this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided by the Company to Parent and Purchaser or has been taken from, or is based upon, publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as described in Section 15 — “Conditions of the Offer”), all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company.

Price Offered Per Share	Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal: $13.40, net to the seller in cash, without interest and less any applicable tax withholding.

Scheduled Expiration of Offer	One minute past 11:59 P.M., Eastern Time, on June 27, 2024, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Vienna Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent.

The Company Board Recommendation	The Company Board unanimously recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

●	Vienna Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent, which was formed solely for the purpose of facilitating the acquisition of the Company by Parent, is offering to buy all Shares in exchange for the Offer Price.

●	Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser together with, where appropriate, Parent. We use the term “Purchaser” to refer to Vienna Acquisition Corporation alone, the term “Parent” to refer to Vienna Parent Corporation alone and the term “Company” to refer to the Company alone.

See Section 8 — “Certain Information Concerning Parent and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

●	Purchaser is offering to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer to purchase the Shares and the term “Shares” to refer to the issued and outstanding shares of common stock, par value $0.01 per share, of the Company that are the subject of the Offer.

See Section 1 — “Terms of the Offer.”

Why are you making the Offer?

●	We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, the Company will become a wholly owned subsidiary of Parent. In addition, we will cause the Shares to be delisted from The Nasdaq Capital Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

●	The Offer is open to all holders and beneficial owners of the Shares.

How much are you offering to pay and what is the form of payment?

●	Purchaser is offering to pay $13.40 per Share, net to the seller in cash, without interest and less any applicable tax withholding.

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

●	If you are the holder of record of your Shares and you directly tender your Shares to us in the Offer, you will not need to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 — “Fees and Expenses.”

Is there an agreement governing the Offer?

●	Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated May 15, 2024 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the Merger.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” and Section 15 — “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

●	The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder (as defined below) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger.

●	If you are a Non-U.S. Holder (as defined below), you generally will not be subject to U.S. federal income tax with respect to the sale of Shares pursuant to the Offer or receipt of cash in exchange for Shares pursuant to the Merger unless you have certain connections to the United States. See Section 5 – “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

●	Yes. We estimate that we will need approximately $32.5 million in cash to purchase all of the Shares pursuant to the Offer, pay the Merger Consideration (including all payments to holders of unvested stock awards under the Merger Agreement), pay related transaction fees and expenses, and complete the Merger. Parent has agreed to provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer. Parent expects to obtain the necessary funds through a combination of (i) available cash on hand as described below, and (ii) borrowings under newly obtained financing pursuant to a commitment letter with First Merchants Bank (the “Lender”), dated as of May 13, 2024 and accepted by Parent on May 14, 2024 (the “Debt Commitment Letter”). Neither the Offer nor the Merger are subject to any financing condition.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

●	We do not think that the financial condition of Purchaser is relevant to your decision whether to tender Shares in the Offer because:

●	the Offer is being made for all outstanding Shares solely for cash;

●	through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

●	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

●	Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 — “Conditions of the Offer,” including the Minimum Tender Condition. The “Minimum Tender Condition” means that there have been validly tendered in the Offer and not properly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, when added to Shares, if any, then owned beneficially by Parent, Purchaser, or any other subsidiary of Parent, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer. See Section 15 — “Conditions of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

●	No. Neither we nor the Company is under any obligation to pursue or consummate the Merger if the Offer is not consummated as set forth in this Offer to Purchase.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

How long do I have to decide whether to tender my Shares in the Offer?

●	You will have until the Expiration Time to tender your Shares in the Offer. The term “Expiration Time” means one minute past 11:59 P.M., Eastern Time, on June 27, 2024, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional period of time to tender your Shares.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

●	Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides:

●	if, at the scheduled Expiration Time (as may have been extended pursuant to the Merger Agreement), any Offer Condition (as defined in Section 15 — “Conditions of the Offer”), other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 10 business days each (or such longer period as Parent and the Company may agree), until such time as such conditions have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied);

●	Purchaser will, and Parent will cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq, in each case that are applicable to the Offer;

●	if, at the scheduled Expiration Time (as may have been extended pursuant to the Merger Agreement), each Offer Condition (other than the Minimum Tender Condition) has been satisfied or waived and the Minimum Tender Condition has not been satisfied, Purchaser may (and if so requested by the Company, Purchaser will, and Parent will cause Purchaser to) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent) but not more than 10 business days each

(or for such longer period as may be agreed between the Company and Parent); provided that the Company may not request Purchaser to, and Parent will not be required to cause Purchaser to, extend the Offer on more than five occasions; and

●	if, at the scheduled Expiration Time (as may have been extended pursuant to the Merger Agreement), each Offer Condition has been satisfied or waived and Parent and Purchaser are unable to obtain the proceeds of and consummate the Financing in an amount sufficient to pay the Required Amount, (as defined below), Purchaser may elect to extend the Offer for one or more consecutive increments of such duration as is reasonably necessary to negotiate and enter into the definitive agreements for the Financing (the “Definitive Financing Agreements”) and/or consummate the Financing, or to seek and obtain alternative financing in an amount sufficient to pay the Required Amount in accordance with the terms of the Merger Agreement, but not more than 10 business days each (or for such longer period as may be agreed to by Parent and the Company); provided that, without the prior written consent of the Company, Purchaser may not extend the Offer beyond the Outside Date.

In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with the Company’s consent. The “Outside Date” means August 15, 2024 (or as otherwise may be extended pursuant to the terms of the Merger Agreement).

See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.” The “Required Amount” is defined in Section 9 – “Source and Amount of Funds.”

Will there be a subsequent offering period?

●	No, the Merger Agreement does not provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act without the prior written consent of the Company.

How will I be notified if the Offer is extended?

●	If we extend the Offer, we intend to inform Computershare Trust Company, N.A., the Depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

●	The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by the scheduled Expiration Time of the Offer, including, among other conditions:

●	the Minimum Tender Condition (as defined below in Section 15 — “Conditions of the Offer”);

●	the Representations Condition (as defined below in Section 15 — “Conditions of the Offer”);

●	the Legal Restraint Condition (as defined below in Section 15 — “Conditions of the Offer”); and

●	the Termination Condition (as defined below in Section 15 — “Conditions of the Offer”).

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 — “Conditions of the Offer.” The Offer and the Merger are not subject to any financing condition.

How do I tender my Shares?

●	If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary. These materials must be delivered to the Depositary prior to the Expiration Time.

●	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through ATOP prior to the Expiration Time.

●	We are not providing for guaranteed delivery procedures. Therefore, the Company stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which end earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern

Time, Monday through Friday. The Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal prior to the Expiration Time. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

●	If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw my previously tendered Shares?

●	You may withdraw your previously tendered Shares at any time until the Expiration Time. In addition, if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after July 29, 2024, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

●	To properly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary prior to the Expiration Time. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares in a timely manner prior to the Expiration Time.

See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Company Board?

●	Yes. The Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders, (ii) declared it advisable for the Company to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iv) agreed that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (v) agreed to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

●	Descriptions of the reasons for the Company Board’s recommendation and approval of the Offer are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to the Company stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Recommendation of the Company Board” and “Background of the Merger Agreement; Reasons for the Recommendation.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

●	No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, the Company will become a wholly owned subsidiary of Parent. Following the Merger, we will cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will a meeting of the Company stockholders be required to approve the Merger?

●	No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

●	the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

●	an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock (as defined in the DGCL);

●	immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

●	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

●	each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

●	If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company stockholders and without a vote or any further action by the Company stockholders.

See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

●	If the Offer is consummated, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”), Purchaser will merge with and into the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company or any Company Subsidiary immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer or (iv) the Dissenting Shares) will be converted into the right to receive the Merger Consideration, less any applicable tax withholding.

●	If the Merger is completed, the Company stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and you comply in all respects with Section 262 of the DGCL. See Section 17 — “Appraisal Rights.”

●	However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and the Company will no longer be required to make filings with the SEC under the Exchange Act.

See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” and Section 13 — “Certain Effects of the Offer.”

What will happen to my unvested equity awards?

●	The Offer is being made only for Shares, and not for unvested equity awards issued by the Company. At the Effective Time, each stock award of the Company granted under a Company Stock Plan or as a non-plan inducement award that is then outstanding but not then vested will be canceled and the holder will be entitled to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Shares constituting such unvested stock award, which Parent shall cause the Surviving Corporation to pay such cash amount to the applicable holders of unvested stock awards at or reasonably promptly after the Effective Time (but in no event later than the Company’s next regular payroll date following the closing date of the Merger).

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

What is the market value of my Shares as of a recent date?

●	On May 15, 2024, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on Nasdaq was $7.74 per Share. On May 29, 2024, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $13.17 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

●	Yes. On May 15, 2024, in connection with the execution and delivery of the Merger Agreement, each of Zeff Capital, L.P., QAR Industries, Inc. and Robert Fitzgerald (collectively, the “Supporting Stockholders”), solely in their respective capacities as stockholders of the Company, entered into tender and support agreements (as each may be amended from time to time, collectively, the “Tender and Support Agreements”) with Parent and Purchaser, pursuant to which each Supporting Stockholder agreed, among other things, (i) to tender all of the Shares held by such Supporting Stockholder in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to vote against other proposals to acquire the Company and (iii) to certain other restrictions on its ability to take actions with respect to the Company and its Shares.

●	Each Tender and Support Agreement terminates automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of such Tender and Support Agreement by written notice of termination from Parent to the applicable Supporting Stockholder(s), (iv) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement, or (e) an Adverse Recommendation Change as defined in the Merger Agreement. The Supporting Stockholders collectively beneficially owned approximately 45.55% of the outstanding Shares as of May 15, 2024.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” and “ — Tender and Support Agreements.”

Will I have appraisal rights in connection with the Offer?

●	No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon. The “fair value” could be greater than, less than or the same as the Offer Price. More information regarding Section 262 of the DGCL, including how to access it without subscription or cost, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to Company stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal).

See Section 17 — “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

●	You may call Georgeson LLC, the information agent for the Offer (the “Information Agent”), toll free at (866) 920-5353. See the back cover of this Offer to Purchase for additional contact information for the Information Agent.

INTRODUCTION

Vienna Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, an Indiana corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TSR, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.40 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated May 15, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company or any wholly owned subsidiary of the Company (each, a “Company Subsidiary”) immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such shares under the DGCL (the “Dissenting Shares”)), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

Tendering stockholders who are holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders, (ii) declared it advisable for the Company to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iv) agreed that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (v) agreed to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Descriptions of the Company Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the Transactions are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to the Company stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Recommendation of the Company Board” and “Background of the Merger Agreement; Reasons for the Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: the Minimum Tender Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer and the Merger.

The Company Board considered the oral opinion of Chessiecap Securities, Inc. (“Chessiecap”) rendered to the Company Board on May 14, 2024, which was subsequently confirmed by delivery of a written opinion dated May 14, 2024 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Chessiecap in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of Chessiecap’s written opinion, dated May 14, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, has been included as Annex A to the Schedule 14D-9.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest and less any applicable tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Time, pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn as described in Section 4 — “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

(i)	if, at the scheduled Expiration Time, any Offer Condition (as defined in Section 15 — “Conditions of the Offer”), other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 10 business days each (or such longer period as Parent and the Company may agree), until such time as such conditions have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied);

(ii)	Purchaser will, and Parent will cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq, in each case, that are applicable to the Offer;

(iii)	if, at the scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) has been satisfied or waived and the Minimum Tender Condition has not been satisfied, Purchaser may (and if so requested by the Company, Purchaser will, and Parent will cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent) but not more than 10 business days each (or for such longer period as may be agreed between the Company and Parent); provided that the Company may not request Purchaser to, and Parent will not be required to cause Purchaser to, extend the Offer on more than five occasions; and

(iv)	if, at the scheduled Expiration Time (as may have been extended pursuant to the Merger Agreement), each Offer Condition has been satisfied or waived and Parent and Purchaser are unable to obtain the proceeds of and consummate the Financing in an amount sufficient to pay the Required Amount, Purchaser may elect to extend the Offer for one or more consecutive increments of such duration as reasonably necessary to negotiate and enter into the Definitive Financing Agreements and/or consummate the Financing, or to seek and obtain alternative financing in an amount sufficient to pay the Required Amount in accordance with the terms of the Merger Agreement, but not more than 10 business days each (or for such longer period as may be agreed to by Parent and the Company); provided that, without the prior written consent of the Company, Purchaser may not extend the Offer beyond the Outside Date.

In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with the Company’s consent. See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights,” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Purchaser expressly reserves the right (but is not obligated) at any time and from time to time in its sole discretion to (i) waive, in whole or in part, any Offer Condition, (ii) increase the Offer Price or (iii) modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that the Company’s prior written approval is required for Purchaser to, and for Parent to permit Purchaser to:

(i)	reduce the number of Shares subject to the Offer (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement);

(ii)	reduce the Offer Price (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement);

(iii)	waive, amend or modify either of the Minimum Tender Condition or the Termination Condition (as defined below);

(iv)	add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares;

(v)	except as otherwise provided in the Merger Agreement, terminate (unless the Merger Agreement has been validly terminated in accordance with the terms of the Merger Agreement), extend or otherwise amend or modify the Expiration Time;

(vi)	change the form or terms of consideration payable in the Offer;

(vii)	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or

(viii)	provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of Shares sought, a minimum of 10 business days is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in the consideration.

The obligation of Purchaser to irrevocably accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the scheduled Expiration Time. Under certain circumstances described in the Merger Agreement, Parent or the Company may terminate the Merger Agreement.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of

Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and subject to the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after the scheduled Expiration Time and, in any event, not more than three business days after the Expiration Time (the date and time of acceptance for payment, the “Acceptance Time”). Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program (“ATOP”), an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will we pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased Shares will be promptly returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC) following the Expiration Time.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal or the Depositary must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) in the case of certificated Shares, the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) in the case of Shares held in book-entry form, such Shares must be tendered pursuant to the procedures for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, the Company stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which end earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday. The Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal prior to the Expiration Time. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the holder(s) of record (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is issued in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the holder(s) of record, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the holder(s) of record that appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES, IF ANY), THE LETTER OF TRANSMITTAL, THE AGENT’S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES, IF ANY), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF WILL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARE CERTIFICATES (IF ANY), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY PRIOR TO THE EXPIRATION TIME.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message). Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Stock Awards. The Offer is being made only for Shares, and not for unvested stock awards issued by the Company. At the Effective Time, each stock award of the Company granted under a Company Stock Plan or as a non-plan inducement award that is then outstanding but not then vested will be canceled and the holder will be entitled to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Shares constituting such unvested stock award, which Parent shall cause the Surviving Corporation to pay such cash amount to the applicable holders of unvested stock awards at or reasonably promptly after the Effective Time (but in no event later than the Company’s next regular payroll date following the closing date of the Merger). See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” for additional information regarding the treatment of outstanding equity awards in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. If backup withholding applies and results in an overpayment of tax, a refund can generally be obtained by the stockholder timely filing a U.S. federal income tax return.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after July 29, 2024, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to the Company stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to stockholders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder in light of its particular circumstances, or that may apply to stockholders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, mutual funds, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, government organizations, tax-exempt organizations, retirement plans or other tax-deferred accounts, a corporation that accumulates earnings to avoid U.S. federal income tax, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. Holders (as defined below) whose functional currency is not the United States dollar, dealers or brokers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, Non-U.S. Holders (as defined below) that own or have owned within the past five years (or are deemed to own or have owned within the past five years) 5% or more of the outstanding Shares, stockholders holding Shares as part of a straddle, hedging, constructive sale or conversion transaction, stockholders that purchase or sell Shares as part of a wash sale for tax purposes, stockholders required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement (as defined in the Code), stockholders holding Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax consequences related to the Medicare contribution tax on net investment income, nor does it address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is for U.S. federal income tax purposes: (i) a non resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates); (ii) a corporation (or other entity taxable as a corporation) that is not organized in or under the laws of the United States, any state thereof or the District of Columbia; or (iii) an estate or trust that is not a U.S. Holder. The term “Non-U.S. Holder” generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of Shares. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the Offer and the Merger.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax, the Medicare contribution tax on net investment income, and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

A U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year as of the closing of the Offer or the Effective Time, as the case may be. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

Tax Consequences to Non-U.S. Holders

Subject to the discussion under “Information Reporting and Backup Withholding” below, any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed on a net income basis generally in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) on effectively connected earnings and profits (as adjusted for certain items), which will include such gain, or (ii) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Information Reporting and Backup Withholding

Information reporting generally will apply to payments to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption.

The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER OR THE MERGER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-UNITED STATES, OR OTHER LAWS.

6.	Price Range of Shares; Dividends on the Shares

The Shares trade on Nasdaq under the symbol “TSRI.” The Company has advised us that, as of May 27, 2024, 2,169,546 Shares were issued and outstanding. The following table sets forth the high and low intraday sale prices per Share for each quarterly period in the Company’s fiscal year (which ends on May 31) with respect to the periods indicated, as reported by Nasdaq:

	High	Low
2024
Fourth Quarter (through May 29, 2024)	$13.24	$6.98
Third Quarter	$9.65	$8.15
Second Quarter	$9.10	$7.21
First Quarter	$8.78	$5.97

2023
Fourth Quarter	$9.40	$5.97
Third Quarter	$10.34	$6.52
Second Quarter	$9.49	$6.99
First Quarter	$10.32	$7.06

2022
Fourth Quarter	$15.62	$6.88
Third Quarter	$15.28	$7.71
Second Quarter	$16.80	$8.38
First Quarter	$13.94	$8.00

On May 15, 2024, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on Nasdaq was $7.74 per Share. On May 29, 2024, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $13.17 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

7.	Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings with the SEC and other publicly available information. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

The Company is a leading staffing company focused on recruiting Information Technology (“IT”) professionals for short and long-term assignments, permanent placements, project work and providing contract computer programming services to its customers. The Company provides its customers with technical computer personnel to supplement their in-house IT capabilities. The Company’s customers for its contract computer programming services consist primarily of Fortune 1000 companies with significant technology budgets. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

TSR, Inc.

400 Oser Avenue, Suite 150

Hauppauge, NY 11788

(631) 231-0333

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their compensation (including any equity-based awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters was disclosed in the Company’s definitive proxy statement for the Company’s 2023 Annual Meeting of Stockholders filed with the SEC on November 3, 2023. Such information also will be available in the Schedule 14D-9. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser

Purchaser is a Delaware corporation and wholly owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of the Company by Parent. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company surviving the Merger as the Surviving Corporation. The address of Purchaser’s principal executive offices and Purchaser’s phone number at its principal executive offices are as set forth below:

Vienna Acquisition Corporation

9777 N. College Avenue

Indianapolis, IN 46280

(317) 493-2000

Parent is an Indiana corporation formed by Justin Christian, the founder and CEO of Bucher and Christian Consulting, Inc., d/b/a BCforward (“BCforward”). BCforward itself is not a party to the Merger Agreement, nor is it involved in any part of the Offer. Parent was formed solely for the purpose of facilitating the acquisition of the Company and has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions and the Financing. The address of Parent’s principal executive offices and Parent’s phone number at its principal executive offices are as set forth below:

Vienna Parent Corporation

9777 N. College Avenue

Indianapolis, IN 46280

(317) 493-2000

The name, citizenship and applicable employment history, as of the date of this Offer to Purchase, of each director and executive officer of Purchaser and Parent are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser or Parent, or, to the best knowledge of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of May 15, 2024, none of Parent, Purchaser or their respective associates or affiliates owned any Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent after due inquiry, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent after due inquiry, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, their subsidiaries or, to the best knowledge of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would be required to be disclosed on the Tender Offer Statement on Schedule TO, to which this Offer to Purchase and the related Letter of Transmittal are filed as exhibits (the “Schedule TO”) under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no material contacts, negotiations or transactions between Purchaser, Parent, their subsidiaries or, to the best knowledge of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets.

9.	Source and Amount of Funds

We estimate that we will need approximately $32.5 million in cash to purchase all of the Shares pursuant to the Offer, pay the Merger Consideration (including all payments to holders of unvested stock awards under the Merger Agreement), pay related transaction fees and expenses, and complete the Merger. Parent has agreed to provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer. Parent expects to obtain the necessary funds through a combination of (i) available cash on hand as described below, and (ii) borrowings under credit facilities to be provided pursuant to the Debt Commitment Letter.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance or fund the purchase of Shares pursuant to the Offer.

Parent has cash on hand of approximately $9.0 million and is subject to customary representations, warranties and covenants in the Merger Agreement generally prohibiting the transfer of this cash prior to the consummation of the Transactions.

Substantially concurrent with the Effective Time, Parent or Purchaser will deposit, or will cause to be deposited, with the Depositary cash sufficient to make payment of the aggregate Offer Price and the aggregate Merger Consideration. We believe that the financial condition of Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because:

●	the Offer is being made for all outstanding Shares solely for cash;

●	through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

●	the Offer and the Merger are not subject to any financing or funding condition.

Financing

Parent has received a Commitment Letter dated as of May 13, 2024 and accepted by Parent on May 14, 2024 (the “Debt Commitment Letter”), pursuant to which First Merchants Bank, an Indiana bank (the “Lender”), has committed to provide, subject to the terms and conditions of the Debt Commitment Letter, to Parent a $21.0 million revolving line of credit (the “Revolving Loan”) and a $3.0 million term loan (the “Term Loan” and, together with the Revolving Loan, the “Loans”). The proceeds of the Revolving Loan and the Term Loan, in addition to a portion of Parent’s existing cash on hand, would be used to pay the aggregate Offer Price for Shares tendered in the Offer, pay the Merger Consideration, and pay any fees and expenses in connection with any of the foregoing (such committed financing, the “Financing”).

It is anticipated that the Loans will mature on the third anniversary of the Effective Time of the Merger. The Revolving Loan is expected to require interest only payments, due monthly, and the Term Loan is expected to call for amortization payments on a monthly basis based on a 10-year amortization, as set forth in the Debt Commitment Letter. The applicable interest rate on the Loans is anticipated to be a floating rate based on the one-month term secured overnight financing rate (“SOFR”) published by relevant governmental body (“Term SOFR”) plus 200 basis points as set forth in the Debt Commitment Letter, adjusted monthly.

It is anticipated that the Loans will be secured by a first-priority security interest in all domestic personal property of Parent and the surviving corporation of the Merger and by a pledge of all of the outstanding shares of the surviving corporation (the “Collateral”). Availability under the Revolving Loan is expected to be subject to a borrowing base calculation that will include up to 85% of eligible accounts receivable and 100% of cash on the balance sheets of Parent and the surviving corporation as described in the Debt Commitment Letter.

It is anticipated that voluntary prepayments of the Term Loan will be permitted at any time without premium or penalty. The Debt Commitment Letter provides for mandatory prepayment of the Term Loan with excess cash flow, as defined in the Debt Commitment Letter, but only if certain financial metrics described in the Debt Commitment Letter are met.

It is anticipated that the definitive documents for the Financing will include customary representations, warranties and covenants, including without limitation financial covenants requiring maintenance of a fixed charge ratio, calculated as described in the Debt Commitment Letter, of not less than 1.20 to 1.00 as of the end of each fiscal quarter and a senior funded debt ratio, calculated as described in the Debt Commitment Letter, of no more than 3.25 to 1.00 as of the end of each fiscal quarter.

The documentation governing the Financing has not been finalized. Accordingly, the terms thereof are subject to change.

The funding of the Financing, is subject to the following conditions:

●	execution and delivery of definitive loan documents on terms consistent with the Debt Commitment Letter and other customary closing and legal documentation;

●	the Lender shall have received all fees required to be paid and all expenses for which invoices have been presented;

●	the Lender shall have received, at least three business days prior to the applicable closing date, all documentation and other information relating to Parent and the surviving corporation as has been reasonably requested in writing at least ten business days prior to the applicable closing date by Lender that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act;

●	liens creating a first priority (subject to permitted liens under the loan documents) security interest in the Collateral shall have been perfected, subject to certain exceptions set forth in the Debt Commitment Letter);

●	the Acquisition shall be consummated in all material respects in accordance with the Merger Agreement without giving effect to any amendment, waiver, consent or other modification thereof that is materially adverse to the interests of the Lender unless it is approved by the Lender; provided that (a) any alteration, supplement, amendment, modification, waiver or consent that (i) decreases the purchase price in respect of the Acquisition of not greater than ten percent shall not require the consent of the Lender, (ii) increases the purchase price in respect of the Acquisition shall not require the consent of the Lender, so long as such increase is funded by amounts permitted to be drawn under the Financing provided for in the Debt Commitment Letter or balance sheet cash and (b) any amendment that modifies the definition of “Material Adverse Effect” (as defined in the Merger Agreement) or similar defined term shall be deemed to be materially adverse to the interests of the Lender for the purpose of this paragraph; and

●	the Specified Representations, as defined in the Debt Commitment Letter, shall be true and correct in all material respects (except to the extent that such representations and warranties are qualified by materiality or material adverse effect, in which instance such representation and warranty shall be true and correct in all respects) and the Specified Merger Agreement Representations, as defined in the Debt Commitment Letter, shall be true and correct in all respects.

In addition to the foregoing conditions, the Debt Commitment Letter will terminate if the Financing is not closed by 5:00 p.m. EST on June 30, 2024, unless extended in writing by the Lender.

The foregoing summary of certain provisions of the Debt Commitment Letter is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b) to the Schedule TO.

10.	Background of the Offer

The following is a description of contacts between representatives of BCforward, Parent, Purchaser, and the Company that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of the Company’s additional activities, please refer to the Schedule 14D-9 that will be filed by the Company with the SEC and mailed to Company stockholders.

In the ordinary course of business, BCforward regularly evaluates business development opportunities, including strategic acquisitions and partnership and collaboration opportunities.

On September 8, 2023, George Shea of FOCUS Investment Banking LLC (“FOCUS”), the Company’s financial advisor, sent an email to Justin Christian, Chief Executive Officer of BCforward, introducing the Company to Mr. Christian.

On September 19, 2023, BCforward and FOCUS, entered into a confidentiality agreement, which agreement contains a standstill provision.

On September 29, 2023, representatives of BCforward, including Mr. Christian and Bryan Smith, Chief Financial Officer of BCforward, met with representatives of FOCUS, including Bob Maiden and Mr. Shea, by video conference for the purpose of gaining information about the Company and gauging BCforward’s continued interest in learning more about the Company’s then-current capitalization and its recruiting and staffing capabilities.

On October 11, 2023, representatives of BCforward, including Mr. Christian and Mr. Smith, traveled to the Company’s facility in Edison, New Jersey and met, in person and by video conference, with representatives of FOCUS and representatives of the Company, including Tom Salerno, Chief Executive Officer of the Company, John Sharkey, Senior Vice President and Chief Financial Officer of the Company, and Mohammed Shah, Director of Sales and Recruiting of the Company, to discuss the Company’s history, customers, markets, technology and other aspects of its business and operations.

On October 18, 2023, Mr. Shea emailed to BCforward instructions for submitting an Indication of Interest for a proposed transaction to acquire the Company.

On October 30, 2023, BCforward submitted to the Company and FOCUS an Indication of Interest with an aggregate price range between $21.5 million to $29.0 million on a cash-free, debt-free basis, assuming certain financial metrics by the Company.

On November 3, 2023, Mr. Maiden and Mr. Shae met by video conference with Mr. Christian and Mr. Smith and representatives of BCforward to discuss the Company’s response to the Indication of Interest and potential next steps in the process.

On November 14, 2023, FOCUS provided BCforward with access to the Company’s preliminary data room.

Beginning in December 2023, Mr. Smith initiated informal discussions with potential lending sources, including the Lender, to facilitate obtaining the Debt Commitment Letter and the Financing.

On December 12, 2023, Mr. Shea emailed to BCforward instructions for submitting a letter of intent for a proposed transaction to acquire the Company.

On December 17, 2023, BCforward engaged Ice Miller LLP (“Ice Miller”) as its outside counsel in connection with the Transactions.

On December 18, 2023, Mr. Christian and Mr. Smith met by video conference with Mr. Salerno, Mr. Syed, Mr. Sharkey, and representatives of FOCUS to discuss updated information about the Company’s financial performance and to address the terms of a proposed letter of intent between the parties.

On December 22, 2023, BCforward submitted an initial letter of intent regarding the proposed acquisition to the Company and FOCUS, which included aggregate consideration of $25,500,000, plus an amount equal to 100% of the cash and cash equivalents of the Company on the closing date, such cash amount not to exceed $4,500,000, equating to an offer price of up to $13.40 per share of common stock (the “December 22 Proposal”).

On December 26, 2023, Mr. Smith, Mr. Maiden and Mr. Shea met by video conference to discuss the December 22 Proposal, answer the parties’ initial questions and establish next steps in the process.

On December 28, 2023, Mr. Maiden and Mr. Smith had a telephone conversation and, at the instruction of the Company’s Board, Mr. Maiden informed Mr. Smith that the December 22 Proposal did not represent sufficient value to pursue a potential transaction, but that the Company would permit BCforward to conduct further due diligence in order to improve its offer.

On December 29, 2023, Mr. Maiden, Mr. Shea and Mr. Smith met by video conference to continue discussion of the letter of intent. At the meeting, the parties verbally agreed to an enterprise value equal to approximately $33.0 million, or an offer price of $14.74 per share, with no adjustment for working capital, debt or cash, subject to agreement on transaction structure and definitive documentation.

Between January 2, 2024 and January 10, 2024, the parties negotiated the terms of the proposed acquisition through the language of a letter of intent.

On January 5, 2024, Mr. Smith contacted Lockton Companies (“Lockton”) to begin the process of obtaining a representations and warranties insurance policy in connection with the Transactions.

On January 10, 2024, the Company and BCforward entered into the Due Diligence and Exclusivity Agreement dated January 10, 2024 (the “Exclusivity Agreement”), to govern the rights and obligations of the Company and BCforward during the period in which the parties pursued a potential transaction. The parties thereto amended the Exclusivity Agreement on March 11, 2024, March 26, 2024, and April 9, 2024, to extend the parties’ exclusivity period to pursue a potential transaction through April 26, 2024.

On January 12, 2024, Mr. Maiden, Mr. Shea, Jonathan Wilfong, of FOCUS, and Mr. Smith met by video conference to begin to plan the due diligence process.

On January 17, 2024, BCforward engaged Katz, Sapper & Miller LLP (“Katz Sapper”), a public accounting firm, to assist it with its due diligence investigation of the Company.

On January 18, 2024, representatives of the Company, FOCUS, and Lockton met with Mr. Smith to begin the due diligence process and introduce the Lockton team for purposes of insurance due diligence as well as potential underwriting of a “representations and warranties” insurance policy in connection with the Transactions.

Also on January 18, 2024, representatives of the Company, FOCUS, and KSM met by video conference with Mr. Smith to introduce the KSM team working on BCforward’s quality of earnings analysis to the representatives of the Company and to address initial questions regarding the Company and the proposed Transactions.

On January 22, 2024, FOCUS began to provide to BCforward and its outside advisors certain due diligence information requested by BCforward in a virtual data room. In addition to their review of the virtual data room, from January 22, 2024, through May 15, 2024, BCforward and its outside advisors participated in calls and meetings with the Company’s senior management and its representatives and outside advisors as part of BCforward’s due diligence investigation. BCforward’s confirmatory due diligence investigation continued through May 15, 2024.

On February 5, 2024, Mr. Salerno, Mr. Christian and Mr. Smith met by video conference to discuss the recent downward trends in the Company’s material accounts.

On February 7, 2024, representatives of the Company, BCforward, FOCUS, and KSM met by video conference to continue discussions relating to the quality of earnings analysis.

On February 16, 2024, Mr. Smith and Mr. Maiden had a telephone call to discuss the structure and status of the transaction as well as the Company’s declining financial performance.

On February 19, 2024, representatives of Ice Miller provided the first draft of the Merger Agreement to Shulman Rogers, P.A., outside counsel to the Company (“Shulman Rogers”), which included customary “fiduciary out” provisions that provided the Company the ability to terminate the Merger Agreement and accept and enter into a definitive Merger Agreement with respect to an unsolicited Superior Company Proposal (as defined in the Merger Agreement) provided that the Company pays the Termination Fee. During the period from February 19, 2024, through May 15, 2024, representatives of Shulman Rogers and Ice Miller discussed and exchanged drafts of the Merger Agreement and the corresponding Company Disclosure Letter, including a proposal by the Company that established the Reverse Termination Fee.

On February 22, 2024, representatives of the Company, BCforward, KSM, and FOCUS met by video conference to address KSM’s tax due diligence questions.

On March 1, 2024, Shulman Rogers delivered a revised draft of the Merger Agreement to Ice Miller. This revised draft of the Merger Agreement provided for, among other things, an offer price of $14.7406 per share without deduction for transaction expenses and a termination fee of $1 million.

On March 4, 2024, representatives of Ice Miller sent representatives of Shulman Rogers a proposed form of the Tender and Support Agreement that BCforward requested to be executed by certain stockholders of the Company with a collective beneficial ownership of approximately 45% of the outstanding Shares. Between March 4, 2024 and May 14, 2024, representatives of Ice Miller and representatives of Shulman Rogers exchanged drafts of the form of Tender and Support Agreement and negotiated the terms of the Tender and Support Agreements with the stockholders.

On March 5, 2024, Mr. Smith, Mr. Maiden and Mr. Shea met by video conference to discuss the status of the transaction documents, open items in due diligence, calculation of the price per share in the transaction and the Company’s recent financial performance, including declining revenue and earnings. The parties also discussed the preparation of revised forecasts of the Company’s financial performance in light of the downward trends in the Company’s material accounts.

On March 19, 2024, Mr. Smith, Mr. Maiden and Mr. Shea met by video conference to continue the discussion about the updated forecast of the Company’s financial performance and to address open items relating to the Transactions.

On March 20, 2024, representatives of the Company, BCforward, KSM, and FOCUS met by video conference for the purpose of a detailed discussion of the Company’s revised forecast for fiscal years 2024 and 2025.

On March 22, 2024, Mr. Smith, Mr. Maiden and Mr. Shea met by video conference to discuss adjustments to the purchase price to reflect the decline in the Company’s financial performance reflected by the revised forecast as well as purchase price adjustments to account for transaction expenses to be paid by the Company.

On March 25, 2024, Mr. Smith, Mr. Maiden and Mr. Shea met by video conference to discuss BCforward’s proposal that the aggregate transaction price be reduced from approximately $33.0 million to approximately $29.5 million (in each case, inclusive of amounts to be paid in respect of unvested equity awards) in light of the Company’s recent financial performance and transaction expenses to be paid by the Company.

Also on March 25, 2024, Mr. Smith, Mr. Maiden and Mr. Shea again met by video conference during which Mr. Maiden and Mr. Shea relayed the Company’s counterproposal of an aggregate purchase price of approximately $31.0 million (inclusive of amounts to be paid in respect of unvested equity awards).

Later in the day on March 25, 2024, Mr. Smith, Mr. Maiden and Mr. Shea had a telephone call in which Mr. Smith shared BCforward’s counterproposal of an aggregate purchase price of approximately $30.0 million (inclusive of amounts to be paid in respect of unvested equity awards).

On March 26, 2024, Mr. Maiden and Mr. Shea, at the Company’s Board’s instruction, contacted Mr. Smith and conveyed the Company’s Board’s counterproposal of approximately $30.22 million (inclusive of amounts to be paid in respect of unvested equity awards), or $13.50 per fully diluted Share. During the conversation, Mr. Smith advised the FOCUS representatives that Parent’s senior management had determined to offer a price of $13.40 per fully diluted Share, or aggregate consideration of approximately $30.0 million (inclusive of amounts to be paid in respect of unvested equity awards) (the “March 26 Proposal”), and that Parent would not likely be able to increase the price beyond that amount. Mr. Maiden and Mr. Shea responded that they did not have authorization to negotiate below $13.50 per share and would have to take the March 26 Proposal back to the Company’s Board.

Later on March 26, 2024, Mr. Smith, Mr. Maiden and Mr. Shea had a telephone call, during which Mr. Maiden communicated to Mr. Smith that the Company’s Board authorized the chief executive officer of the Company to accept Purchaser’s offer of approximately $30.0 million in the aggregate (inclusive of amounts to be paid in respect of unvested equity awards), or $13.40 per Share, subject to resolution of all remaining issues and completion of definitive agreements.

On March 29, 2024, BCforward selected Euclid Transactional, LLC (“Euclid”) as the representations and warranties insurer. Between March 29, 2024 and May 15, 2024, representatives of Purchaser, KSM, Lockton and Ice Miller provided due diligence information regarding the Company and drafts of transaction documents to Euclid and otherwise assisted Euclid and its counsel in the conduct of its due diligence investigation of the Company.

On April 3, 2024, Shulman Rogers provided an initial draft of the Company Disclosure Letter to Ice Miller.

On April 8, 2024, Mr. Smith, Mr. Maiden and Mr. Shea met by video conference to discuss the treatment of bonuses to be paid by the Company to certain employees and non-employee directors prior to the closing of the Merger. Following discussion among the parties, it was agreed that there would not be a purchase price adjustment for these bonuses, as these costs are offset by other transaction expenses and liabilities that had been overestimated in the Company’s projections.

On April 9, 2024, Mr. Sharkey, Mr. Smith, Mr. Maiden and Mr. Shea met by video conference to discuss the Company’s revised forecast for fiscal years 2024 and 2025 and related reconciling adjustments. Also on April 9, 2024, Mr. Maiden and Mr. Smith met by video conference to further discuss details of the Company’s forecast spreadsheets.

On April 10, 2024, Mr. Sharkey, Mr. Smith, Mr. Maiden and Mr. Shea met by video conference to continue discussion of the revised forecasts and related reconciling adjustments.

Between April 11, 2024 and May 15, 2024, representatives of the Company and Purchaser and, in many instances, their respective outside counsel, met by video conference multiple times to discuss the status of the transaction and open items, including the Merger Agreement, the public announcement of the Merger and the related communication plan.

On April 25, 2024, Mr. Salerno, Mr. Christian, and Mr. Smith met in person over lunch in New Jersey to discuss various business diligence items relating to the Company, including, performance of key accounts, the management team, employment agreements and other open items.

Also on April 25, 2024, Mr. Christian, informed the Company that, in order to obtain preferable terms for the Financing, he would be forming Parent as a new entity that he would wholly own to be party to the Merger Agreement. This entity in turn would form another subsidiary that would also be party to the Merger Agreement and would be Purchaser in the Offer.

Later on April 25, 2024, Parent received a draft of the Debt Commitment Letter for up to $24.0 million of credit facilities from the Lender and representatives of Parent and Ice Miller negotiated the terms of the Debt Commitment Letter with the Lender and its counsel.

On April 26, 2024, representatives of Ice Miller provided a draft of the Debt Commitment Letter to representatives of Shulman Rogers.

Between April 25, 2024 and May 13, 2024, representatives of Parent, Ice Miller and Shulman Rogers exchanged comments regarding the Debt Commitment Letter with the Lender and its counsel. During this time, among other changes, Mr. Christian was added as a party to the Debt Commitment Letter.

Between April 17, 2024, and May 14, 2024, representatives of Ice Miller and representatives of Shulman Rogers exchanged drafts of the Merger Agreement and negotiated, among other things, representations, warranties and covenants related to Parent’s capitalization and bank financing; a reverse termination fee of $6.0 million and terms related thereto; and Purchaser’s right in certain instances to extend the offer expiration date up to August 15, 2024. The revised Merger Agreement reflected Mr. Christian’s capitalization of Parent with $9.0 million in cash.

On May 3, 2024, representatives of Shulman Rogers and representatives of Ice Miller discussed Parent’s arrangement of bank financing for the acquisition via conference call.

On May 14, 2024, representatives of Ice Miller informed representatives of Shulman Rogers that Parent, Mr. Christian and the Lender had executed the Debt Commitment Letter.

Also on May 14, 2024, Purchaser’s board of directors held a meeting during which it reviewed and approved the Merger Agreement and the Transactions, including the Offer and the Merger.

On May 15, 2024, the Company, Parent and Purchaser executed the Merger Agreement, Parent, Purchaser and certain stockholders of the Company executed the Tender and Support Agreements and Euclid bound coverage under the representations and warranties insurance policy. The Company, Parent and Purchaser issued a joint press release, after 5:30 pm EDT on May 15, 2024, announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer.

Before the opening of trading on May 16, 2024, Parent and Purchaser filed a Schedule TO-C and the Company filed a Schedule 14D-9C, with copies of their respective preliminary communications made before the commencement of a tender offer. The Company filed a Current Report on Form 8-K on May 17, 2024.

On May 30, 2024, Purchaser commenced the Offer, and Parent filed this Offer to Purchase.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself which has been filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that Parent or Purchaser makes with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to modify or supplement any factual disclosures about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of Parent, Purchaser and the Company and may be subject to qualifications and limitations agreed upon by Parent, Purchaser and the Company. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Parent and Purchaser, on one hand, and the Company, on the other hand, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of the Merger Agreement (the “Disclosure Letter”). Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. Investors are not third-party beneficiaries under the Merger Agreement (except that, after the Effective Time, any one or more of the holders of Shares and Unvested Stock Awards may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s), and certain provisions pertaining to limitations of liability if the Termination Fee (as defined below) is paid to Parent, or if the Reverse Termination Fee (as defined below) is paid to the Company, are intended to benefit and will be enforceable by the stockholders of the Company or Parent, as the case may be). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since May 15, 2024, which subsequent information may or may not be fully reflected in Parent, Purchaser and the Company’s public disclosures.

The Offer. Provided that the Merger Agreement has not been validly terminated, Purchaser will commence the Offer as promptly as practicable, and in no event later than May 30, 2024. Purchaser’s obligation to, and Parent’s obligation to cause Purchaser to, irrevocably accept for payment and pay for Shares validly tendered and not properly withdrawn in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described herein. Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions described herein, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer and, in any event, no more than three business days after the expiration of the Offer.

Purchaser expressly reserves the right (but is not obligated) at any time and from time to time in its sole discretion (i) to waive, in whole or in part, any Offer Condition, (ii) increase the Offer Price or (iii) modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that the Company’s prior written approval is required for Purchaser to, and for Parent to permit Purchaser to:

●	reduce the number of Shares subject to the Offer (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement);

●	reduce the Offer Price (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement);

●	waive, amend or modify either of the Minimum Tender Condition or the Termination Condition (as defined below);

●	add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares;

●	except as otherwise provided in the Merger Agreement, terminate (unless the Merger Agreement has been validly terminated in accordance with the terms of the Merger Agreement), extend or otherwise amend or modify the Expiration Time;

●	change the form or terms of consideration payable in the Offer;

●	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or

●	provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

The Merger Agreement provides that:

(i)	if, at the scheduled Expiration Time, any Offer Condition, other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 10 business days each (or such longer period as Parent and the Company may agree), until such time as such conditions have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied);

(ii)	Purchaser will, and Parent will cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq, in each case, that are applicable to the Offer;

(iii)	if, at the scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) has been satisfied or waived and the Minimum Tender Condition has not been satisfied, Purchaser may (and if so requested by the Company, Purchaser will, and Parent will cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent) but not more than 10 business days each (or for such longer period as may be agreed between the Company and Parent); provided that the Company may not request Purchaser to, and Parent will not be required to cause Purchaser to, extend the Offer on more than five occasions; and

(iv)	if, at the scheduled Expiration Time (as may have been extended pursuant to the Merger Agreement), each Offer Condition has been satisfied or waived and Parent and Purchaser are unable to obtain the proceeds of and consummate the Financing in an amount sufficient to pay the Required Amount, Purchaser may elect to extend the Offer for one or more consecutive increments of such duration as is reasonably necessary to negotiate and enter into the Definitive Financing Agreements and/or consummate the Financing, or to seek and obtain alternative financing in an amount sufficient to pay the Required Amount in accordance with the terms of the Merger Agreement, but not more than 10 business days each (or for such longer period as may be agreed to by Parent and the Company); provided that, without the prior written consent of the Company, Purchaser may not extend the Offer beyond the Outside Date.

In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with the Company’s consent.

The Merger. At the Effective Time, Purchaser will merge with and into the Company, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. Subject to the Merger Agreement and pursuant to the DGCL (including Section 251 thereof), the closing date of the Merger will take place no later than the second business day after satisfaction or waiver of the closing conditions set forth in the Merger Agreement. Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h)(6) of the DGCL) of the Offer (but in any event on the same date, or, if the consummation of the

Offer occurs on a day that is not a business day, the next occurring business day, as the consummation of the Offer) without a vote of holders of the Shares in accordance with Section 251(h) of the DGCL.

At the closing of the Merger, the Company will cause the certificate of merger to be filed with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL to effectuate the Merger.

At the Effective Time, the certificate of incorporation of the Company will be amended and restated in its entirety and, as so amended, will be the certificate of incorporation of the Surviving Corporation. The bylaws of the Surviving Corporation immediately following the Effective Time will be the bylaws of Purchaser immediately prior to the Effective Time, except that references to the name of Purchaser will be replaced by the name of the Surviving Corporation.

Board of Directors and Officers. The board of directors of the Surviving Corporation immediately following the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Conversion of Capital Stock at the Effective Time. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company or any Company Subsidiary immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer, or (iv) the Dissenting Shares) will be converted into the right to receive the Merger Consideration, less any applicable tax withholding.

Each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Dissenting Shares, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards. At the Effective Time, each stock award of the Company granted under a Company Stock Plan or as a non-plan inducement award that is then outstanding but not then vested will be canceled and the holder will be entitled to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Shares constituting such unvested stock award, which Parent shall cause the Surviving Corporation to pay such cash amount to the applicable holders of unvested stock awards at or reasonably promptly after the Effective Time (but in no event later than the Company’s next regular payroll date following the closing date of the Merger).

Withholding. Notwithstanding any other terms of the Merger Agreement, each of Parent, the Company and the Depositary are entitled to deduct and withhold from any amounts payable pursuant to the Merger Agreement or Offer only such amounts required to be deducted and withheld under the Code or any other tax law.

Transfer Taxes. If payment is to be made to a person other than the person named on a surrendered Share Certificate, it will be a condition to such payment that the person presenting such Share Certificate must pay any transfer tax or other taxes required or must establish to the satisfaction of Parent that such tax has been paid or is not required to be paid.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

●	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

●	capital structure;

●	title to assets;

●	subsidiaries and equity interests;

●	authority, execution and enforceability relative to the Merger Agreement;

●	no conflicts and required consents;

●	SEC filings and undisclosed liabilities;

●	disclosure controls and internal controls over financial reporting;

●	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

●	the absence of specified changes or events;

●	taxes;

●	labor relations;

●	employees and employee benefit plans;

●	leased real property;

●	contracts;

●	litigation;

●	compliance with laws, including anti-corruption and anti-bribery laws;

●	services;

●	environmental matters;

●	intellectual property and information systems;

●	privacy and data;

●	insurance;

●	customers and suppliers;

●	brokers and other advisors;

●	no rights agreements;

●	anti-takeover provisions and statutes;

●	the opinion of its financial advisor;

●	no stockholder vote required; and

●	affiliate transactions.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, condition, development, circumstance, fact, effect or occurrence that (i) has a material adverse effect on the assets, business, financial condition or results of operations of the Company or Company Subsidiaries, taken as a whole, or (ii) prevents the Company from consummating the Transactions on or before the Outside Date. For purposes of clause (i) of the definition of “Company Material Adverse Effect,” none of the following, and no change, event, condition, development, circumstance, fact, effect or occurrence that results from or arises in connection with the following, either alone or in combination, will be deemed to constitute a Company Material Adverse Effect:

(A) changes in general conditions in the industries in which the Company and the Company Subsidiaries operate;

(B) changes in general economic or regulatory, legislative or political conditions, including any actual or potential stoppage, shutdown, default or similar event or occurrence affecting a national or federal government, or securities, credit, banking, financial or other capital markets conditions, in each case, in the United States;

(C) changes in applicable law or GAAP (or the interpretation or enforcement thereof);

(D) any acts or threats of war or terrorism, or any escalation thereof;

(E) any epidemic, pandemic (including COVID-19), disease outbreak or other public health-related event (as declared by the World Health Organization or the United States Center for Disease Control), hurricane, tornado, flood, fire, volcano, earthquake or other natural disaster or any other national calamity;

(F) the failure, in and of itself, of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of any financial or operating metrics before, on or after May 15, 2024, or changes in the market price or trading volume of the Company common stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition);

(G) the announcement, pendency or performance of any of the Transactions, including the identity of, or any facts or circumstances relating to, Parent, Purchaser or their respective affiliates;

(H) the Company’s compliance with the covenants contained in the Merger Agreement; or

(I) any action taken by the Company or any Company Subsidiary at Parent’s written request or with Parent’s written consent, except in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

●	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

●	authority, execution and enforceability relative to the Merger Agreement;

●	no conflicts and required consents;

●	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

●	brokers;

●	litigation;

●	ownership of securities of the Company;

●	financing of funds to consummate the Offer and the Merger; and

●	financial capability.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, the term “Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents Parent or Purchaser from consummating the Offer, the Merger and the other Transactions on or before the Outside Date.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. The Company has agreed that, from May 15, 2024 until the earlier of the Acceptance Time and the termination of the Merger Agreement in accordance with its terms, except as expressly provided by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in the Disclosure Letter delivered to Parent in connection with the Merger Agreement, the Company will, and will cause each Company Subsidiary to, conduct its business in the ordinary course and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its present relationships and goodwill with suppliers, licensors, licensees, contractors, partners and others having material business dealings with it.

The Company has further agreed that, from May 15, 2024 to the earlier of the Acceptance Time or the termination of the Merger Agreement in accordance with its terms, except as expressly provided for by the Merger Agreement or as set forth prior to execution of the Merger Agreement in the Disclosure Letter, the Company will not do any of the following without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), among other things and subject to specified exceptions (including specified ordinary course exceptions):

●	enter into any new material line of business or enter into any agreement, arrangement or commitment that materially limits or otherwise restricts the Company or its affiliates (other than in the case as further described in Section 6.01(a) of the Merger Agreement), from time to time engaging or competing in any line of business or in any geographic area or (ii) otherwise enter into any agreements, arrangements or commitments imposing material restrictions on the Company’s assets, operations or business; provided, however, that the foregoing shall not preclude the Company or any Company Subsidiary from entering into contracts with its customers or staffing firms that provide personnel for engagements with customers of the Company or any Company Subsidiary that contain customary employee non-solicit and no-hire provisions for the benefit of such customers or staffing firms;

●	declare, set aside, establish a record date in respect of, accrue, or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of the Company, other than dividends and distributions of cash by a direct or indirect wholly owned subsidiary of the Company to its parent; split, combine or reclassify any capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock; repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or other securities, except for (i) the withholding of shares of common stock of the Company to satisfy tax obligations with respect to awards granted pursuant to the Company’s stock plans outstanding on May 15, 2024 and (ii) the acquisition by the Company of the Company’s stock awards outstanding on May 15, 2024 in connection with the forfeiture of such awards, in each case in accordance with their terms;

●	issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of the Company’s capital stock or options, warrants, convertible or exchangeable securities, stock-based performance awards or other rights to acquire such shares, any bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of the Company’s common stock, other than issuances of the Company’s common stock upon the vesting of stock awards of the Company in accordance with their terms as outstanding and in place on May 15, 2024;

●	amend its certificate of incorporation, bylaws or other comparable organizational documents;

●	form any subsidiary or acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other person (other than the Company);

●	except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement (or as necessary to satisfy a Tax qualification requirement) in effect as of May 15, 2024:

●	adopt, enter into, establish, terminate, amend or modify any Company Benefit Plan or Company Benefit Agreement, or any plan or arrangement that would be a Company Benefit Plan or Company Benefit Agreement if in effect as of May 15, 2024;

●	grant to any director, employee or individual service provider any increase in base or other compensation;

●	grant to any director, employee, or individual service provider any increase in severance or termination pay;

●	pay or award, or commit to pay or award, any bonuses or incentive compensation;

●	enter into any employment, retention, consulting, change in control, severance or termination agreement with any director, employee or individual service provider, other than offer letters, consulting agreements and/or termination agreements with Engagement Personnel joining or ending an engagement in the ordinary course of business;

●	take any action to accelerate any rights or benefits under any benefit plan or benefit agreement, or the funding of any payments or benefits under any benefit plan or benefit agreement;

●	hire or terminate (other than for cause) the employment or service of any employee or individual service provider (other than, in the case of Engagement Personnel, in the ordinary course of business); or

●	negotiate, modify, extend, terminate, or enter into any collective bargaining or similar contract with any labor union, labor organization or works council or recognize or certify any labor union, works council, or other labor organization or group of employees as the bargaining representative for any employees of the Company or any Company Subsidiary;

●	make any change in accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by law, including Regulation S-X promulgated under the Securities Act of 1933, as amended, in each case, as agreed to by the Company’s independent public accountants;

●	sell, lease (as lessor), license or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any lien (other than a permitted lien), any properties or assets (other than intellectual property) except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business, (ii) pursuant to contracts to which the Company or any Company Subsidiary is a party made available to Parent and in effect prior to May 15, 2024;

●	sell, assign, license or otherwise transfer any intellectual property owned by the Company, except (i) for licenses (including sublicenses) to intellectual property granted in the ordinary course of business, (ii) pursuant to Standard IP Contracts (as defined in the Merger Agreement), (iii) pursuant to contracts to which the Company or any Company Subsidiary is a party, made available to Parent and in effect prior to May 15, 2024, or (iv) abandonment or other disposition of any of the Company’s intellectual property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the ordinary course of business;

●	incur or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person, or enter into any arrangement having the economic effect of any of the foregoing;

●	make any loans, advances or capital contributions to, or investments in, any other person, other than to or in (i) the Company or any Company Subsidiary, (ii) any acquisition not in violation of the Merger Agreement or (iii) any person pursuant to any advancement obligations under the Company’s certificate of incorporation or bylaws or indemnification agreements as in effect on or prior to May 15, 2024;

●	other than in accordance with the Company’s or any Company Subsidiary’s capital expenditure budget made available to Parent, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of the amount specified in the Disclosure Letter;

●	pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), including any Proceeding initiated by the Company or any Company Subsidiary, other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $10,000 per payment (assuming the payment in full of all future fixed or contingent payments), discharge, settlement, compromise or satisfaction of $25,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions or (ii) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

●	make, change or revoke any material tax election, change any annual tax accounting period or adopt or change any material method of tax accounting, file any material amended tax return, enter into any material closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or settle or compromise any material tax liability or refund;

●	amend, cancel or terminate any material insurance policy naming the Company or any Company Subsidiary as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

●	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

●	abandon, cancel, fail to renew or permit to lapse (i) any of the Company’s material registered intellectual property or (ii) any material registered intellectual property to the extent that the Company or any Company Subsidiary has the right to take or cause to be taken such action pursuant to the terms of the applicable contract under which such intellectual property is licensed to the Company or any Company Subsidiary (unless the Company or any Company Subsidiary has an obligation to do so);

●	fail to renew (to the extent renewable at the option of the Company or any Company Subsidiary) or terminate any contract under which material intellectual property is licensed to the Company or any Company Subsidiary;

●	disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any trade secret of the Company or any Company Subsidiary that is included in the Company’s intellectual property in a way that results in loss of material trade secret protection thereon, except in connection with any required regulatory filing;

●	sell, transfer, license or otherwise encumber any of the Company’s intellectual property other than permitted liens;

●	except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by Section 6.01 of the Merger Agreement, enter into, terminate or modify in any material respect, or expressly release any material rights under, any specified material contracts or any contract that, if existing on May 15, 2024, would have been a specified material contract; or

●	authorize, or enter into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing.

Access to Information. From and after May 15, 2024, subject to the requirements of applicable law, the Company has agreed to provide Parent and its officers, directors, employees, investment bankers, attorneys, other advisors or other representatives reasonable access during normal business hours to the Company’s properties, books and records, contracts and personnel, and furnish, as promptly as reasonably practicable, to the Company all information concerning its business, properties and personnel as Parent may reasonably request, subject to customary exceptions and limitations.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification, advancement of expenses and insurance rights in favor of the Company’s current and former directors, officers, employees and agents, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the execution of the Merger Agreement in favor of indemnitees as provided in the Company’s certificate of incorporation or bylaws or under any indemnification agreement in effect as of May 15, 2024 and made available to Parent will be assumed by the Surviving Corporation, without further action at the Effective Time, survive the Offer Closing and the Merger, continue in full force and effect in accordance with their respective terms and will for the period beginning upon the Acceptance Time and ending six years from the Effective Time, not be amended, repealed or otherwise modified in a manner that would adversely affect any right thereunder of any indemnitee. Parent will ensure that the Surviving Corporation complies with and honors these obligations.

At or prior to the Effective Time, the Company may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Acceptance Time and ending six years from the Effective Time, covering each indemnitee and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any indemnitee than those of the Company’s directors’ and officers’ liability insurance policies in effect on May 15, 2024 (the “Existing D&O Policies”). However, the maximum aggregate premium for such “tail” insurance policies will not exceed 300% of the aggregate annual premium payable by the Company pursuant to its most recent renewal under the Existing D&O Policies (the “Maximum Amount”). If such “tail” insurance policies have been obtained by the Company, Parent will cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the Acceptance Time and ending six years from the Effective Time, Parent will either purchase such “tail” insurance policies or Parent will maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions). However, neither Parent nor the Surviving Corporation will be required to pay aggregate annual premiums for maintaining the Existing D&O Policies in excess of the Maximum Amount, and, if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation will be obligated to obtain the maximum amount of coverage available for an annual premium not exceeding the Maximum Amount.

Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the Company, Parent and Purchaser will, and will cause their respective subsidiaries to, use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable and in any event prior to the Outside Date, the Offer, the Merger and the other Transactions, including (i) causing each of the Offer Conditions and each of the conditions to the Merger set forth in the Merger Agreement to be satisfied, in each case as promptly as reasonably practicable after May 15, 2024, (ii) the making of all necessary notices to, and the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, any third party (including any Governmental Entity) with respect to the Merger Agreement or the Transactions, in each case as requested by Parent, provided that the Company will not be required to make, or agree to make, any payments, or enter into or amend any contract, in connection therewith, (iii) the making of all necessary registrations, declarations and filings with, and the taking of all reasonable steps as may be necessary to avoid a Proceeding by, any Governmental Entity with respect to the Merger Agreement or the Transactions, (iv) the defending or contesting of any Proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement. Each of Parent and the Company will not, and will not permit their respective subsidiaries to, enter into a definitive agreement providing for, or consummate, any acquisition of a 40% or greater ownership interest in or applicable assets of any third party where consummation of such agreement or acquisition would reasonably be expected to prevent or materially delay any required approvals or the expiration or termination of the applicable waiting period, under any Law applicable to the Merger.

Employee Matters. Parent will (or will cause the Surviving Corporation to), for a period of one year following the Effective Time (the “Continuation Period”) (or, if earlier with respect to an individual who is employed by the Company or any Company Subsidiary, the date of termination of employment of such individual), provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time and who continues employment with Parent or the Surviving Corporation or any of their respective subsidiaries or affiliates as of immediately following the Effective Time (each, a “Company Employee”), except as provided in any agreement between any employee of the Company and the Surviving Corporation to be effective following the Effective Time, (i) a base salary or wage rate and target cash incentive opportunity that are at least as favorable in the aggregate to those provided to such Company Employee by the Company or any Company Subsidiary, as applicable, as of immediately prior to the Effective Time and (ii) other employee benefits (excluding cash incentive opportunities, severance (except as provided in the following sentence), equity and equity based awards, change in control plans, retention, transaction, nonqualified deferred compensation, defined benefit pension, and post-termination or retiree health or welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those provided to such Company Employee by the Company or any Company Subsidiary under the Company’s benefit plans or the Company’s benefit agreements that are disclosed in the Disclosure Letter (other than the Excluded Benefits), as applicable, as of immediately prior to the Effective Time (or, to the extent a Company Employee becomes covered by an employee benefit plan or program of Parent (or one of its affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits maintained for and provided to similarly situated employees of Parent (or its relevant affiliate)). Notwithstanding the foregoing, during the six month period following the Effective Time, Parent will (or will cause the Surviving Corporation to) provide any Company Employee (other than any Engagement Personnel who transition off an engagement) who experiences a termination of employment under the circumstances set forth in the Disclosure Letter with severance benefits no less favorable than under the Company’s policies set forth in the Disclosure Letter, subject to the Company Employee’s execution of a general release of claims in favor of the Surviving Corporation, Parent and related persons.

Following the Effective Time, Parent will use commercially reasonable efforts to cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all employee benefit plans of Parent, the Surviving Corporation or any of their respective subsidiaries to the extent coverage under any such plan replaces coverage under a comparable benefit plan of the Company in which such Company Employee participated immediately prior to the Effective Time.

With respect to the Surviving Corporation’s plans that provide benefits for vacation, paid time off, severance or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company (as well as service with any predecessor employer of the Company, to the extent service with the predecessor employer is recognized by the Company) will be treated as service with the Company or any of its subsidiaries to the same extent and for the same purpose as such service was credited under the analogous benefit plan or benefit agreement of the Company. However, the foregoing will not apply to the extent it would result in duplication of benefits, compensation or coverage for the same period of service, for any purpose under an Excluded Benefit or to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

With respect to any group health plan maintained by Parent or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, for the plan year that includes the closing date of the Merger, Parent will use commercially reasonable efforts to (and cause the Surviving Corporation to use commercially reasonable efforts to), to the extent permitted under such plan, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding benefit plan of the Company that is a group health plan in which such employees participated immediately prior to the Effective Time and (ii) waive any waiting period or evidence of insurability requirement that would otherwise be applicable to a Company Employee and their eligible dependents on or after the

Effective Time, in each case, to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous benefit plan of the Company that is a group health plan prior to the Effective Time.

Parent and the Company have agreed that the occurrence of the Effective Time will constitute a “Change in Control,” “Change of Control” or “Sale Event” for purposes of each benefit plan and benefit agreement of the Company which contain or refer to any such definition.

Stockholder Litigation. From and after May 15, 2024 until the earlier of the Expiration Time or the termination of the Merger Agreement in accordance with its terms, the Company will provide Parent an opportunity to review and to propose comments to all material filings or responses to be made by the Company in connection with any Proceedings commenced, or to the knowledge of the Company, threatened in writing, by or on behalf of one or more stockholders of the Company against the Company and its directors relating to any Transaction, and the Company will give reasonable and good faith consideration to any comments proposed by Parent. In no event will the Company enter into, agree to or disclose any settlement with respect to such Proceedings without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned. The Company will notify Parent promptly of the commencement or written threat of any Proceeding of which it has received notice or become aware and will keep Parent promptly and reasonably informed regarding any such Proceedings.

No Solicitation. The Company will not, and the Company will cause its Subsidiaries and the Company’s and such Subsidiaries’ respective representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals, or offers or the making of any submission or announcement of any inquiry, proposal, or offer that constitutes or could reasonably be expected to lead to a Company Takeover Proposal (as defined below), (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, furnish to any person any information or afford access to the business, properties, assets, books or records of the Company to, or take any other action to assist or knowingly facilitate or knowingly encourage any effort by any person (other than Parent, Purchaser or any other respective designees) to make a Company Takeover Proposal or (iii) provide any material non-public information to, or afford access to the business, properties, assets, books or records of the Company to, any person (other than Parent, Purchaser or any of their respective designees), in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal (other than, solely in response to an inquiry that did not result from a breach of the Company’s non-solicitation obligations set forth in Section 6.02(a) of the Merger Agreement, to refer the inquiring person to Section 6.02 of the Merger Agreement and to limit its communication exclusively to such referral or to clarify the terms thereof in writing). The Company will, and will cause its Subsidiaries and the directors and officers of the Company and each of its Subsidiaries to, and will use its reasonable best efforts to cause its representatives to, immediately (i) cease all solicitations, discussions and negotiations regarding any inquiry, proposal or offer pending on May 15, 2024 that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any person (other than Parent, Purchaser or any of their respective designees) within the last 12 months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access of all persons (other than Parent, Purchaser or any other respective designees) to any physical or electronic data rooms relating to a possible Company Takeover Proposal.

However, at any time prior to the Acceptance Time, in response to a Company Takeover Proposal made after May 15, 2024 that did not result from a breach of the Company’s non-solicitation obligations set forth in Section 6.02(a) of the Merger Agreement, in the event that the Company Board determines, in good faith, after consultation with outside counsel and a financial advisor, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), the Company may (A) enter into an Acceptable Confidentiality Agreement (as defined below) with any person or group of persons making such Qualifying Company Takeover Proposal, (B) furnish information with respect to the Company or any Company Subsidiary to the person or group of persons making such Qualifying Company Takeover Proposal and its or their representatives pursuant to an Acceptable Confidentiality Agreement so long as the Company and any Company Subsidiary concurrently or promptly thereafter provides Parent, in accordance with the terms of the Confidentiality Agreement, any material non-public information with respect to the Company or any Company Subsidiary furnished to such other person or group of persons that was not previously furnished to Parent, and (C) participate in discussions or negotiations with such person or group of persons and its or their representatives regarding such Qualifying Company Takeover Proposal (including soliciting the making of a revised Qualifying Company Takeover Proposal); provided that the Company and any Company Subsidiary may only take the actions described in clauses (A), (B) or (C) above, if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law. The Company and any Company Subsidiary will not, and will cause its representatives not to, release any person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company or any Company Subsidiary is a party; provided that, if the Company Board determines in good faith, after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, the Company or any Company Subsidiary may waive any such standstill provision solely to the extent necessary to permit the applicable person (if such person has not been solicited in breach of the Company’s non-solicitation obligations set forth in Section 6.02 of the Merger Agreement) to make, on a confidential basis to the Company Board, a Company Takeover Proposal, conditioned upon such person agreeing that the Company or any Company Subsidiary will not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, the Company’s non-solicitation obligations set forth in Section 6.02 of the Merger Agreement.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (defined below); provided that such confidentiality agreement may omit to contain a “standstill” or similar obligation to the extent that Parent has been, or is, concurrently with the entry by the Company into such confidentiality agreement, released from any “standstill” or other similar obligation in the Confidentiality Agreement.

“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase (including by license, partnership, collaboration distribution, disposition or revenue-sharing arrangement), in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Company Board) of the assets of the Company and the Company Subsidiaries, taken as a whole or (B) 20% or more of the aggregate voting power of the capital stock of the Company, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions or (iii) any combination of the foregoing.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after May 15, 2024 and that if consummated would result in a person or group (or the stockholders of any person) owning, directly or indirectly, (i) 75% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 75% or more (based on the fair market value thereof, as determined in good faith by the Company Board) of the assets of the Company and the Company Subsidiaries, taken as a whole, on terms and conditions which the Company Board determines, in good faith, after consultation with outside counsel and its independent financial advisor, (A) is more favorable from a financial point of view to the stockholders of the Company than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent pursuant to Section 6.02(b) of the Merger Agreement) and (B) is reasonably likely to be completed.

Wherever the term “group” is used in this subsection of the Merger Agreement, it is used as defined in Rule 13d-5 under the Exchange Act.

Recommendation Change. As described above, and subject to the provisions described below, the Company Board has determined to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “The Company Board Recommendation.” The Company Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Company Board nor any committee thereof will:

●	withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or propose publicly to withdraw, qualify or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation or resolve or agree to take any such action;

●	adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action;

●	publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer;

●	fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in this bullet and the foregoing three bullets is referred to as an “Adverse Recommendation Change”); or

●	approve or recommend, or publicly propose to approve or recommend, or authorize, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the Merger Agreement), or resolve, agree or publicly propose to take any such action.

Nothing contained in the Company’s non-solicitation obligations set forth in Section 6.02 of the Merger Agreement or elsewhere in the Merger Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), including making any “stop-look-and-listen” communication to the stockholders of the Company or (ii) making any disclosure to its stockholders if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable law; provided that any such action that would otherwise constitute an Adverse Recommendation Change shall be made only in compliance with Section 6.02(b) of the Merger Agreement (it being understood that: (A) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (B) any disclosure of information to the Company’s stockholders that describes the Company’s receipt of a Company Takeover Proposal and the operation of the Merger Agreement with respect thereto and contains a statement that the Company Board has not effected an Adverse Recommendation Change shall be deemed to not be an Adverse Recommendation Change).

However, at any time prior to the Acceptance Time, subject to compliance with other provisions summarized under “—No Solicitation” and “—Recommendation Change” above, (1) the Company Board may take any of the actions specified in the first and fourth bullets of the definition of Adverse Recommendation Change above in response to an Intervening Event (as defined below) if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and (2) if the Company Board receives a Superior Company Proposal that did not result from a breach of the provisions summarized under “—No Solicitation” the Company may make an Adverse Recommendation Change, and may terminate the Merger Agreement pursuant to the Superior Proposal Termination Right (defined below) in order to enter into a definitive agreement with respect to the Superior Company Proposal.

However, such action may only be taken if, prior to taking such action (1) the Company Board has given Parent at least four business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action (which notice, in respect of a Superior Company Proposal, will specify the identity of the person who made such Superior Company Proposal and the material terms and conditions of such Superior Company Proposal and attach the most current version of the relevant transaction agreement, or, in respect of an Intervening Event, will include a reasonably detailed description of the underlying facts giving rise to such action), (2) the Company will have negotiated, and will have caused its representatives to negotiate in good faith, with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the Merger Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, the Company Board will have considered in good faith any revisions to the Merger Agreement irrevocably committed to in writing by Parent, and will have determined in good faith, after consultation with outside counsel, that failure to effect such recommendation change would be inconsistent with its fiduciary duties under applicable law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (4) in the event of any change to any of the financial terms (including the form and amount of consideration) of such Superior Company Proposal, the Company will, in each case, deliver to Parent an additional notice consistent with that described in clause (1) above and a renewed notice period under clause (1) above will commence during which time the Company will be required to comply with the foregoing covenants anew with respect to such additional notice, including clauses (1) through (4) above.

“Intervening Event” means any event, change, effect, development, condition or occurrence material to the Company and the Company Subsidiaries, taken as a whole, that was not known or reasonably foreseeable by the Company Board as of May 15, 2024 (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable); provided that in no event will any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, (ii) changes (including changes in applicable law) or conditions generally affecting the industry in which the Company and any Company Subsidiary operates, (iii) the announcement or pendency of the Merger Agreement or the Transactions, (iv) changes in the market price or trading volume of the common stock of the Company (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event), (v) the Company’s and Company Subsidiaries’ meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period, (vi) any fact relating to Parent or its affiliates or (vii) the receipt, existence or terms of any Company Takeover Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to a Company Takeover Proposal, or the consequences of any of the foregoing.

Termination. The Merger Agreement may be terminated at any time prior to the Acceptance Time as follows:

●	by mutual written consent of Parent, Purchaser and the Company;

●	by either the Company or Parent, if (i) the Acceptance Time has not occurred on or before 4:59 p.m., Eastern time, on the Outside Date; provided that the right to terminate the Merger Agreement pursuant to the foregoing will not be available to any party to the Merger Agreement if the failure of the Acceptance Time to occur on or before the Outside Date is primarily due to a material breach of the Merger Agreement by such party (the “Outside Date Termination Right”) or (ii) any judgment issued, or other legal restraint or prohibition imposed, in each case, by any governmental entity of competent jurisdiction, or law, in each case, of the United States or any state thereof permanently preventing or prohibiting the consummation of the Offer or the Merger will be in effect and will have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to the foregoing clause (ii) will have complied in all material respects with its obligations under Section 7.02 of the Merger Agreement in respect of any such legal restraint;

●	by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform would result in the failure of any of certain specified Offer Conditions and cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach or failure to perform and (y) the Outside Date; provided that Parent and Purchaser are not then in material breach of the Merger Agreement (the “Company Material Breach Termination Right”);

●	by Parent if an Adverse Recommendation Change has occurred (the “Adverse Recommendation Change Termination Right”);

●	by the Company, if (i) Purchaser fails to commence the Offer in violation of the terms of the Merger Agreement (other than due to a violation by the Company of its obligations under the Merger Agreement), (ii) Purchaser will have terminated the Offer prior to its expiration date (as such expiration date may be extended in accordance with the Merger Agreement), other than in accordance with the Merger Agreement or (iii) all of the Offer Conditions have been satisfied or waived as of immediately prior to the expiration of the Offer and the Acceptance Time will not have occurred within five business days following the expiration of the Offer;

●	by the Company, if Parent or Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) individually or in the aggregate with all such other breaches or failures to perform, would result in a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Purchaser of such breach or failure to perform and (y) the Outside Date (provided that the Company is not then in material breach of the Merger Agreement);

●	by the Company, if (i) the Company Board authorizes the Company to enter into a definitive written agreement providing for a Superior Company Proposal, (ii) the Company Board has complied in all material respects with its obligations under the non-solicitation provisions of the Merger Agreement in respect of such Superior Company Proposal and (iii) the Company has paid, or simultaneously with the termination of the Merger Agreement pays, the fee due under the Merger Agreement that is payable if the Merger Agreement is terminated (the “Superior Proposal Termination Right”);or

●	by the Company, if Parent and Merger Sub are unable or fail to obtain the proceeds of and consummate the Financing in an amount sufficient to pay the Required Amount, no later than the Outside Date.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Parent or Purchaser, on the one hand, or the Company, on the other hand (except to the extent that such termination results from the Willful Breach (as defined below) by a party thereto of any representation, warranty or covenant set forth in the Merger Agreement, in which case such party may be liable to the other party thereto for damages), except (i) certain specified provisions and definitions described in “Termination Fee” below and (ii) to the extent that such termination results from the Willful Breach of by a party of any representation, warranty or covenant set forth in the Merger Agreement, in which case such party may be liable to the other party for damages. “Willful Breach” means a material breach, or a material failure to perform, any covenant, representation, warranty, or agreement set forth in the Merger Agreement, in each case, that is the consequence of an intentional act or omission by a party thereto with the knowledge that the taking of such act or failure to take such act would result in, constitute or cause a material breach or material failure to perform the Merger Agreement. Parent and Purchaser have acknowledged and agreed in the Merger Agreement that any failure of Parent or Purchaser to satisfy its obligations to irrevocably accept for payment or pay for the Shares following satisfaction of the Offer Conditions, and any failure of Parent to cause the Merger to be effective following the satisfaction of the conditions set forth in the Merger Agreement, will be deemed to constitute a Willful Breach of a covenant of the Merger Agreement, if (i) Parent and Purchaser are unable to obtain the proceeds of and consummate the financing in an amount sufficient to pay the Required Amount, (ii) Parent and Purchaser are not in Willful Breach of any of its other representations, warranties or agreements under the Merger Agreement and (iii) Parent shall have paid to the Company the Reverse Termination Fee in connection with any corresponding termination of the Merger Agreement.

Termination Fee. The Company will pay to Purchaser a fee of $1,250,000.00 (the “Termination Fee”) if:

●	the Company terminates the Merger Agreement pursuant to the Superior Proposal Termination Right;

●	Purchaser terminates the Merger Agreement pursuant to the Adverse Recommendation Change Termination Right; or

●	(A) after May 15, 2024, a bona fide Company Takeover Proposal with a price per share of the Company’s common stock equal to or greater than the Offer Price is proposed or announced or has become known to the Company Board and such Company Takeover Proposal is not withdrawn prior to the time of termination, (B) the Merger Agreement is terminated (x) pursuant to the Outside Date Termination Right (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to the proviso in the Outside Date Termination Right and in the case of a termination by either Parent or the Company, only if at the time of any such termination, and the Legal Restraint Condition have been satisfied but the Minimum Tender Condition has not been satisfied) or (y) by Parent pursuant to the Company Material Breach Termination Right as a result of a breach by the Company of a covenant in the Merger Agreement, and (C) within 12 months after such termination, the Company consummates any Company Takeover Proposal or the Company enters into a definitive agreement with respect to any Company Takeover Proposal that is subsequently consummated. For these purposes, the term “Company Takeover Proposal” will have the meaning set forth in the definition of Company Takeover Proposal except that all references to 20% will be deemed references to 50%.

Reverse Termination Fee. Parent will pay to the Company a fee of $6,000,000.00 (the “Reverse Termination Fee”) if:

●	the Company terminates the Merger Agreement because Parent is unable or fails to obtain financing in an amount sufficient to fund the Transactions by the Outside Date;

●	the Company terminates the Merger Agreement because the Offer period (as may be extended by Parent per the above up to the Outside Date) expires and the Offer is not closed within five business days of expiration; or

●	Parent terminates the Merger Agreement because the Offer has not closed by the Outside Date, and the Reverse Termination Fee would have been payable if the Company had terminated the Merger Agreement under (i) or (ii) above.

In the event the Termination Fee is paid to Parent in accordance with the terms of the Merger Agreement, or the Reverse Termination fee is paid to the Company in accordance with the Merger Agreement, such Termination Fee or Reverse Termination Fee, as the case may be, will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or Purchaser, on the one hand, or the Company, on the other hand, and will constitute the sole and exclusive remedy of Parent and Purchaser against the Company or any Company Subsidiary or any of their respective current, former or future stockholders, members and representatives (collectively, the “Company Related Parties”) or of the Company against Parent and Purchaser and any of their respective current, former or future stockholders, members and Representatives (collectively, the “Parent Related Parties”), as applicable, for any loss suffered as a result of the failure of the Transactions to be consummated, and no Company Related Party or Parent Related Party, as applicable, will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions; provided that nothing contained in the Merger Agreement relieves any party from liability for any Willful Breach of the Merger Agreement. Acceptance by Parent of the Termination Fee after it is paid because the Company has terminated the Merger Agreement pursuant to the Superior Proposal Termination Right will constitute acceptance by Parent of the validity of any termination of the Merger Agreement pursuant to the Superior Proposal Termination Right.

Specific Performance. The parties have acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The parties have further agreed that the parties thereto will be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the performance of the terms and provisions of the Merger Agreement, without proof of damages or otherwise (and each party waived any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement includes the right of the Company to cause Parent and Purchaser to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in the Merger Agreement and the right of the Company to cause Parent and Purchaser to cause any Lender to comply with its obligations under the Commitment Letter and/or the Definitive Financing Agreements.

Expenses. Except as otherwise set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated, including, without limitation, the fees and disbursements of any legal counsel, independent accountants or any other person or representative whose services have been used by such party.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibits (d)(2) and (d)(3) to the Schedule TO and are incorporated herein by reference.

Concurrently with entry into the Merger Agreement, Parent and Purchaser entered into a (i) Tender and Support Agreement (as it may be amended from time to time), dated as of May 15, 2024, with Zeff Capital, L.P (and affiliates) and (ii) Tender and Support Agreement (as it may be amended from time to time), dated as of May 15, 2024, with QAR Industries, Inc. and Robert Fitzgerald (and their respective affiliates). Collectively, as of May 15, 2024, the Supporting Stockholders beneficially owned approximately 45.55% of the outstanding Shares. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than 10 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares (other than stock options of the Company that are not exercised and performance stock units of the Company that are not settled during the Support Period (as defined below)) each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of after such date during the Support Period (collectively, the “Subject Shares”).

During the period from May 15, 2024 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of the Company’s stockholders, to (i) appear at each such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver (or cause to be delivered) a written consent with respect to all of the Subject Shares, (x) against any Company Takeover Proposal, (y) against any change in membership of the Company Board that is not recommended or approved by the Company Board, and (z) against any other proposed action, agreement or transaction involving the Company that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the other Transactions.

During the Support Period, each Supporting Stockholder has further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of such Supporting Stockholder’s Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to any of such Supporting Stockholder’s Subject Shares, (v) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of, and compliance with, such Supporting Stockholder’s obligations thereunder in any material respect, otherwise make any representation or warranty of such Supporting Stockholder therein untrue or incorrect, or have the effect of preventing or disabling such Supporting Stockholder from performing, and complying with, any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of the Company, will not, and will cause their representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of the Company to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal, (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal, (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (vi) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of the Company, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of the Company, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of the Company in the taking of any actions (or failures to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company.

Each Tender and Support Agreement terminates automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of such Tender and Support Agreement by written notice of termination from Parent to the applicable Supporting Stockholder(s), (iv) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement, or (v) an Adverse Recommendation Change.

Debt Commitment Letter

The description of the Debt Commitment Letter included in Section 9 – “Source and Amount of Funds – Financing” is incorporated into this Section 11 by reference.

Confidentiality Agreement

On September 14, 2023, BCforward and FOCUS Investment Banking LLC (“FOCUS”), as the Company’s financial advisor, entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which BCforward and FOCUS agreed to, for a period continuing until September 14, 2025, (i) hold in confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party other than in connection with a potential transaction with the other party, in each case, subject to certain exceptions. The Confidentiality Agreement included a standstill provision for the benefit of the Company.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference.

Exclusivity Agreement

On, January 10, 2024, BCforward and the Company entered into a Due Diligence and Exclusivity Agreement (the “Exclusivity Agreement”), pursuant to which the Company agreed that from January 10, 2024 until the earliest of (i) the execution of a definitive agreement with respect to a proposed transaction, (ii) the mutual agreement of the parties to terminate the Exclusivity Agreement and (iii) 11:59 p.m. Eastern Time on the date that is 60 calendar days following January 10, 2024, the parties would respond promptly and in good faith to reasonable due diligence requests from the other party and its representatives and would continue to negotiate exclusively with each other regarding the proposed transaction, subject to the Company’s right to determine not to proceed with the proposed transaction. The Exclusivity Agreement further provided that the Company would not, and would cause its subsidiaries not to, and would use its commercially reasonable efforts to cause its and its subsidiaries’ respective representatives not to (other than with respect to Parent or any of its representatives), directly or indirectly, discuss, negotiate, or engage with any third party (other than BCforward or its affiliates), during the Exclusivity Period, regarding any potential transaction pursuant to which such third party or any group of one or more third parties would acquire, directly or indirectly, by purchase, merger, exchange, lease, license or other means, either (a) all or a majority of the equity interests, now or hereafter existing, in the Company or any direct or indirect owner of any equity interest in the Company or (b) all or substantially all of the business or the assets of the Company used or useful in the Company's business in any case outside the ordinary course of the Company’s business as it is presently conducted, subject to certain exceptions set forth in the Exclusivity Agreement.

The parties amended the Exclusivity Agreement on March 11, 2024, March 26, 2024, and April 9, 2024, to extend the parties’ exclusivity period to pursue a potential transaction through April 26, 2024.

This summary of the Exclusivity Agreement and the related amendments is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(5) of the Schedule TO and is incorporated herein by reference and the amendments thereto, which are filed as Exhibits (d)(6), (d)(7) and (d)(8).

12.	Purpose of the Offer; Plans for the Company

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders, (ii) declared it advisable for the Company to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iv) agreed that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (v) agreed to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

If the Offer is consummated, we will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company

After completion of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent. In connection with Parent’s consideration of the Offer, Parent has developed a plan, on the basis of available information, for the relationship of the business of the Company with that of Parent. Parent plans to operate the Company’s business and Parent’s business independently for the foreseeable future. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, and as contemplated by the Transactions, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets); (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any material change in the Company’s dividend policy, or indebtedness (if any) or capitalization; (iv) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (v) any change to the management of the Company; (vi) any other material change in the Company’s corporate structure or business; or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

13.	Certain Effects of the Offer

If the Offer is consummated, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”), Purchaser will merge with and into the Company pursuant to Section 251(h) of the DGCL. Since the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the issued and outstanding shares of the Company’s common stock will be held by Parent.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable thereafter, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, the Company does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the delisting of the Shares on Nasdaq as promptly as practicable after the Effective Time.

If Nasdaq were to delist the Shares prior to the consummation of the Merger, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent, if any, of a public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin stock” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin stock” or be eligible for listing on Nasdaq. We will cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from May 15, 2024 to the Effective Time, without the prior written consent of Parent, the Company will not declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of the Company (other than dividends and distributions of cash by a direct or indirect wholly owned subsidiary of the Company to its parent).

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled expiration of the Offer, any of the following conditions (collectively, the “Offer Conditions”) exist:

(i)	the Minimum Tender Condition has not been satisfied. The “Minimum Tender Condition” means that there have been validly tendered in the Offer and not properly withdrawn prior to the Expiration Time that number of Shares that, when added to the Shares, if any, then owned by Parent, Purchaser or any subsidiary of Parent, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer (excluding for such purposes any Shares held by the Company and any “treasury shares”);

(ii)	the Legal Restraint Condition has not been satisfied. The “Legal Restraint Condition” means that there shall be no Legal Restraint by any Specified Governmental Entity in effect preventing or prohibiting the consummation of the Offer or the Merger;

(iii)	(A) any representations or warranties of the Company set forth in Article IV of the Merger Agreement (other than those set forth in Sections 4.01, 4.02(a), (c) and (d), 4.04, 4.08(a), 4.22, 4.24 and 4.25 of the Merger Agreement) shall not be true and correct at and as of May 15, 2024 and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of the Company set forth in Sections 4.01, 4.04, 4.22, 4.24 and 4.25 of the Merger Agreement (concerning the Company’s organization, standing and power; authority, execution and delivery, and enforceability; brokers and other advisors; opinion of financial advisors; and no vote required) shall not be true and correct in all material respects at and as of May 15, 2024 and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (C) any representation or warranty of the Company set forth in Section 4.02(a), (c) and (d) of the Merger Agreement shall not be true and correct other than in de minimis respects at and as of May 15, 2024 and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation or warranty of the Company set forth in Section 4.08(a) of the Merger Agreement shall not be true and correct in all respects as of such time (clauses (A) through (D), collectively, the “Representations Condition”);

(iv)	the Company has failed to perform in all material respects the obligations to be performed by it as of such time under the Merger Agreement;

(v)	Parent has failed to receive from the Company a certificate, dated as of the date on which the Offer expires and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in paragraphs (iv) and (v) immediately above have been satisfied as of immediately prior to the expiration of the Offer; or

(vi)	the Termination Condition exists. The “Termination Condition” means that the Merger Agreement has been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in their sole discretion (except for the Minimum Tender Condition and the Termination Condition, which may not be waived by Parent or Purchaser). The failure or delay by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Notwithstanding the foregoing, any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. In addition, if we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.

16.	Certain Legal Matters; Regulatory Approvals

Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business.

State Takeover Laws

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of the Company for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Company stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights

No appraisal rights are available to holders of Shares who tender such Shares in connection with the Offer. However, if the Merger is consummated pursuant to Section 251(h) of the DGCL, stockholders and beneficial owners (i) whose Shares were not tendered in the Offer; (ii) who properly demand and perfect appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL; and (iii) who do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case, in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by the Delaware Court. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Delaware Court will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter will notify each holder of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing such holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

Any stockholder or beneficial owner who desires to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL. All references in Section 262 of the DGCL and in this Section 17 to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:

●	within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand will be sufficient if it reasonably informs the Company of the identity of such stockholder or beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of such stockholder or beneficial owner’s Shares;

●	not tender such stockholder’s or beneficial owner’s Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL;

●	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

●	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

In the case of a demand for appraisal made by a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of the beneficial owner’s ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court. If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners.

The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners desiring to exercise any appraisal rights, or to preserve the ability to do so, and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. More information regarding Section 262 of the DGCL is set forth in the Schedule 14D-9, which is being mailed to the Company’s stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Additionally, the full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at delcode.delaware.gov/title8/c001/sc09/index.html#262).

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer (and do not subsequently properly withdraw such Shares prior to the Acceptance Time), you will not be entitled to exercise appraisal rights with respect to such Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for such Shares. The foregoing summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners who are considering exercising their appraisal rights are urged to consult their respective legal advisors before electing or attempting to exercise such rights.

18.	Fees and Expenses

Purchaser has retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interview and may request banks, brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to the beneficial owners of Shares. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser has filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer and may file any amendments to the Schedule TO (including the exhibits to the Schedule TO, which include this Offer to Purchase and the related Letter of Transmittal). In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Copies of such documents, and any amendments thereto, are available free of charge at www.sec.gov.

No person has been authorized to give any information on behalf of Parent or Purchaser not contained in the Schedule TO (including this Offer to Purchase or the related Letter of Transmittal). We have not authorized anyone to provide you with different or additional information and take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give. No broker, dealer, commercial bank, trust company or other person will be deemed to be the agent of Parent, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.

Vienna Acquisition Corporation

May 30, 2024

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND pARENT

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of Purchaser is 9777 N. College Avenue, Indianapolis, IN 46280. The telephone number at such office is (317) 493-2000. All directors and executive officers listed below are citizens of the United States.

Name and Positions	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Justin Christian, Director, President, CEO, Secretary and Treasurer	Mr. Christian has served as director, president, CEO, secretary and treasurer of Purchaser since 2024. Mr. Christian has served as chief executive officer of BCforward since 1998.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is 9777 N. College Avenue, Indianapolis, IN 46280. The telephone number at such office is (317) 493-2000. All directors and executive officers listed below are citizens of the United States.

Name and Positions	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Justin Christian, Director, President, CEO, Secretary and Treasurer	Mr. Christian has served as director, president, CEO, secretary and treasurer of Parent since 2024. Mr. Christian has served as chief executive officer of BCforward since 1998.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by any trackable mail, including overnight mail:

Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer 150 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas

9th Floor

New York NY 10104

Shareholders, Banks and Brokers

Call Toll Free: (866) 920-5353